UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.Publicly-Held Company with Authorized CapitalCNPJ/MF No. 06.057.223/0001-71NIRE 33.300.272.909MATERIAL FACTSENDAS DISTRIBUIDORA S.A. (“Company” or “Assaí”), in compliance with CVM Resolution No. 44 of August 23, 2021, as amended, hereby informs its investors and the market that it has executed definitive and binding agreements with Itaú Unibanco Holding S.A. (“Itaú”), as purchaser, and the Company, Grupo Casas Bahia S.A. (“GCB”), and Companhia Brasileira de Distribuição (“CBD” and, together with the Company and GCB, the “Retailers”), as sellers, regarding the equity interests directly or indirectly held by the Retailers in Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC” and the “Transaction”).The Transaction will be implemented in two phases. The first phase will comprise the sale of GCB’s and CBD’s direct or indirect interests in FIC, while the second phase, to occur within two years after the closing of the first, will comprise the sale of the Company’s indirect interest in FIC. Upon completion of both phases, Itaú will become the sole direct or indirect shareholder of FIC.The price to be received by the Company for the sale of its indirect interest in FIC is approximately two hundred and sixty million reais (BRL 260,000,000.00), subject to certain adjustments until the closing date.Closing of the Transaction is subject to customary conditions precedent, including, among others, approval by the Brazilian Antitrust Authority - CADE and the Brazilian Central Bank - BACEN.Upon conclusion of the first phase of the Transaction: (i) the existing commercial partnership between the Company and FIC will remain effective for another 2 (two) year period, during which FIC will retain its current exclusivity for the distribution of the existing financial products and services, which are already offered to the Company’s client base; and (ii) the Company will have the right to pursue new opportunities for the distribution of other financial products and services to its individual and corporate client bases, either directly or through one or more new commercial partners, under new terms to be negotiated.Additionally, the Company informs FIC’s existing client base that its Itaú/Assaí cobranded cards will remain active and fully eligible to be used in any of the Company’s sales channels during the extension of the commercial partnership between the Company and FIC.The Company will keep its shareholders and the market duly informed, in accordance with applicable laws and regulations, of any material act or fact involving the Company and/or developments related to this matter.Rio de Janeiro, December 8th, 2025Belmiro de Figueiredo GomesChief Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Vice President of Finance

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.